News Release TSX-V: PDO 11-08 April 28, 2011

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PORTAL ANNOUNCES FOUR MILLION DOLLAR PRIVATE PLACEMENT

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) (the “Company”) is pleased to announce a non-brokered private placement consisting of a maximum of 10,000,000 units (“Units”) at a price of $0.20 per Unit and a maximum of 8,000,000 units (“Flow-Through Units”) at a price of $0.25 per Flow-Through Unit for aggregate gross proceeds of up to $4,000,000 (the “Private Placement”).  Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, an “A Warrant”). Each A Warrant will be exercisable for one common share of the Company at a price of $0.25 for one year from the date of issuance.  Each Flow-Through Unit will consist of one common share of the Company to be issued on a “flow-through” basis pursuant to the Income Tax Act (Canada) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “B Warrant”). Each B Warrant will be exercisable for one common share of the Company at a price of $0.35 for one year from the date of issuance.

Subject to the approval of the TSX Venture Exchange (the “Exchange”) and applicable laws, the Company may pay to certain arm’s length finders a finder’s fee consisting of (a) a fee equal to up to 7% of the gross proceeds of the Private Placement, payable in cash, units of the Company, or any combination thereof; and (b) issuing non-transferable finder’s warrants equal to up to 7% of the number of Units and/or Flow-Through Units sold under the Private Placement, each finder’s warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of $0.25 for one year from the closing date.

Certain of the Company’s insiders may participate in the Private Placement.  The Private Placement is subject to the approval of the Exchange.  The net proceeds of the Private Placement will be used for exploration and development of the Company’s oil and gas projects and for working capital.

The securities of the Company and the securities to be issued pursuant to the Private Placement have not and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

Portal Resources Ltd. has offices in both Calgary and Vancouver, Canada and is focused on the exploration, development and exploitation of oil and gas resources in North America. Please refer to the Company’s website at www.portalresources.net for additional information

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: Timea Carlsen or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net